Exhibit (k)(3)

CREDIT AGREEMENT FOR MARGIN FINANCING

CREDIT AGREEMENT FOR MARGIN FINANCING (this “Agreement”), dated as of July 14, 2011, by and between CLEARBRIDGE ENERGY MLP FUND INC., a Maryland corporation that is registered under the Investment Company Act of 1940, as amended, as a closed-end management investment company (the “Client”), and PERSHING LLC (“Pershing”).

WHEREAS, Pershing is an SEC registered member of several national securities exchanges and is a clearing member of The Options Clearing Corporation (“OCC”); and

WHEREAS, Client seeks to obtain margin financing from Pershing, and Pershing is willing to provide such financing, on the terms and conditions provided for in this Agreement; and

WHEREAS, Client intends to pledge assets held at State Street Bank and Trust Company (“Custodian”) to Pershing to secure performance of Client’s obligations with respect to margin financing obtained from Pershing hereunder and for that purpose has executed a Special Custody and Pledge Agreement (as amended, supplemented or otherwise modified from time to time, the “Special Custody and Pledge Agreement”) with Pershing and Custodian; and

WHEREAS, Pershing is required to comply with applicable laws and regulations, including the margin regulations of the Board of Governors of the Federal Reserve System, the OCC, any relevant securities exchanges, other self-regulatory associations (the “Margin Rules”) and Pershing’s internal policies; and

WHEREAS, Client and Pershing desire to establish procedures for their compliance with the Margin Rules; and

WHEREAS, Custodian acts as custodian of certain assets of Client pursuant to a contract with Client (the “Custodian Contract”) and holds such assets in an account (the “Custodial Account”) and is further prepared to act as custodian for Collateral (as defined in the Special Custody and Pledge Agreement) pursuant to the terms and conditions of the Special Custody and Pledge Agreement;

THEREFORE, the parties hereto hereby agree as follows:

ARTICLE I

MARGIN FINANCING

This Agreement relates to Pershing providing margin financing to Client and sets forth terms and conditions under which Client may borrow funds from Pershing which shall be collateralized by assets held in a Special Custody Account held at Custodian pursuant to the Special Custody and Pledge Agreement. Capitalized terms used herein, and not otherwise defined herein, shall have the meanings assigned to such terms in the Special Custody and Pledge Agreement.

Commitment to Lend. Subject to the terms and conditions set forth in this Agreement, Pershing agrees to lend to Client and Client may borrow, repay and reborrow from time to time during the term of this Agreement, such sums as are requested by Client up to a maximum aggregate principal amount outstanding (after giving effect to all amounts outstanding and all amounts requested and subject to sufficient collateral to justify the amount) at any one time equal to $375,000,000 (or such greater amount agreed to by Pershing). Each borrowing under this Section shall mature and become due and payable 364 days from of the date of this Agreement, subject to Article VI of this Agreement.

1.01 Conditions Precedent. The obligation of Pershing to make a loan hereunder is subject to the satisfaction, on the date of such loan, of the following conditions precedent:

(a). all representations and warranties of Client contained in this Agreement or the Special Custody and Pledge Agreement shall be true and correct in all material respects;

(b). no Event of Default (as defined below) under this Agreement or Client Default under the Special Custody and Pledge Agreement shall have occurred and be continuing; and

(c). unless otherwise agreed by the parties hereto, the debit balance shall be less than the amount specified in Appendix A hereto as the maximum margin debit.

1.02 Risk Factors. By applying for a margin account, Client acknowledges receipt of Pershing’s Margin Risk Disclosure Statement. Client further acknowledges that it has carefully considered all of the factors set forth in this paragraph as well as the terms set forth in this Article I and, has thereupon, decided that margin financing is appropriate for Client.

Margin transactions involve the possibility of greater loss than transactions for which Client is not borrowing money. If the value of the securities in Client’s Special Custody Account falls, Client may be required to deposit additional assets to secure Client’s loans hereunder. Alternatively, subject to Article VI below, Pershing may sell Client’s securities to pay down or pay off such loans and at a loss or at lower prices than under other circumstances. Client remains solely liable for any deficiencies arising from such sales.

Client agrees to carefully consider Client’s own financial condition, tolerance for risk and investment objectives, as well as market conditions, before Client decides to use margin credit. Client acknowledges that Pershing has made available to Client certain information relating to margin and that before submitting Client’s application for a margin account, Client represents and warrants to Pershing that Client has had an opportunity to discuss with Pershing the risks associated with the use of margin and that the use of margin is consistent with Client’s investment objectives as provided to Pershing.

1.03 Special Custody Account Operation. Client agrees to maintain Adequate Performance Assurance for Client’s Special Custody Account as agreed to by Pershing and Client, which may exceed that required by applicable rules and regulations. Client agrees to pay on demand and satisfy all margin and maintenance calls and pay in accordance with Article II interest charges which are imposed, in accordance with Pershing’s usual custom, with respect to Client’s Special Custody Account. For the purposes of this Section, on demand shall mean: if such demand is made on or prior to 12:00 noon New York time on a Business Day, by the close of business on such day; if such demand is made after 12:00 noon New York time on a Business Day, by 10:00 a.m. on the next Business Day.

Pershing may, in its reasonable discretion, require Client to (a) deliver collateral to the Special Custody Account (i) to maintain margin as required by Pershing in accordance with Appendix A to this Agreement and (ii) secure Client’s performance of any obligations due to Pershing hereunder or (b) pay any amount that may become due hereunder in order to meet requests for additional deposits or “marks to market” for any transactions, including transactions involving foreign exchange and unissued securities that Client may purchase or sell.

The parties acknowledge that the cash loans provided hereunder are each a “margin loan” as used in the definition of “securities contract” in the United States Bankruptcy Code (11 U.S.C. Section 741).

ARTICLE II

INTEREST CHARGES DISCLOSURE STATEMENT

2.01 Interest Rates. Interest charged on any debit balances in cash accounts or credit extended in margin accounts shall be agreed to by the parties and set forth in Appendix A to this Agreement.

2.02 Interest Period. The interest period begins on the 20th of each month and ends on the 19th of the following month. Accordingly, the interest charges for the period as shown on Client’s monthly statement are based only on the daily net debit and credit balances for the interest period.

2.03 Method of Interest Computation. At the close of each interest period during which credit was extended to Client, an interest charge is computed by multiplying the average daily debit balance for that currency by the applicable schedule rate and by the number of days during which a debit balance was outstanding and then dividing by 360. If there has been a change in the rate agreed upon between Pershing and Client for that currency, separate computations will be made with respect to each rate of charge for the appropriate number of days at each rate during the interest period. If not paid, the interest charge for credit extended to Client’s account at the close of the interest period is added to the opening debit balance for that currency for the next interest period.

All credit and debit balances in the same currency will be combined daily and interest will be charged on the resulting average daily net debit balances for that currency for the interest period. Credit balances in one currency will not be combined or netted with debit balances in a different currency.

ARTICLE III

MODIFICATION/TERMINATION

3.01 Except as otherwise provided herein, or as otherwise required by applicable law, regulation or the rules of any self-regulatory organization to which Pershing is subject applicable to margin accounts generally, for a period of 364 days from the date of this Agreement, Pershing may not,:

(a). modify without Client’s explicit consent the margin levels set forth in Appendix A attached hereto;

(b). recall any outstanding loan under this Agreement;

(c). modify without Client’s explicit consent the interest rate spread on loans hereunder, as set forth in Appendix A of this Agreement;

(d). modify without Client’s explicit consent the fees, charges or expenses in Appendix A; or

(e). terminate or amend this Agreement.

3.02 Termination and Renewal. Unless earlier terminated pursuant to Article VI hereof, this Agreement shall terminate 364 days from the date of this Agreement and shall not automatically renew. Client shall notify Pershing at least 30 days prior to the expiration of this Agreement if it intends to seek renewal or extension hereof. Within 10 days of such notice, Pershing shall advise Client of its decision to renew or extend this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

Client represents and warrants that:

4.01 Existence and Power. Client is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland. The Client is duly qualified to do business and is in good standing in each jurisdiction in which the nature of its business, assets, and properties requires such qualification, except where failure to be so qualified or in good standing would not be reasonably expected to have a Material Adverse Effect.

4.02 Authorization; Execution and Delivery, Etc. The execution and delivery by Client of, and the performance by Client of its obligations under this Agreement and the Special Custody and Pledge Agreement are within its corporate powers, and have been duly authorized by all requisite corporate action by Client. This Agreement and the Special Custody and Pledge Agreement have been duly executed and delivered by Client, and constitute the legal, valid and binding obligations of Client enforceable against Client in accordance with their respective terms, except as enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles (whether enforcement is sought by proceedings in equity or at law) and an implied covenant of good faith and fair dealing.

4.03 Noncontravention. Neither the execution and delivery by Client of this Agreement, the Special Custody and Pledge Agreement nor the consummation of the transactions herein or therein contemplated, nor compliance with the terms, conditions and provisions hereof or thereof by Client will (a) conflict with, or result in a breach of, any of its charter documents or (b) conflict with (i) any Applicable Law, (ii) any contractual restriction binding on or affecting Client or any of its assets, or (iii) any order, writ, judgment, award, injunction or decree binding on or affecting Client or any of its assets, in each case except where such conflict or breach would not reasonably be expected to have a Material Adverse Effect. For the purposes of this Agreement, “Applicable Laws” means, with respect to any person, all laws, rules, regulations or orders of any governmental authority to which such person is subject or by which such person’s property is bound. For the purposes of this Agreement, “Material Adverse Effect” means a material adverse effect on (x) the business, financial condition, operations, assets or properties of the Borrower or (y) the validity or enforceability of this Agreement or the Special Custody and Pledge Agreement or the rights and remedies of Pershing hereunder or thereunder.

4.04 Governmental Authorizations. Client has obtained all necessary governmental authorizations, and made all governmental filings necessary for the execution and delivery by Client of, and the performance by Client of its Obligations under, this Agreement and the Special Custody and Pledge Agreement, except where the failure would not reasonably be expected to have a Material Adverse Effect.

4.05 Regulations T, U and X. The execution, delivery and performance by Client of this Agreement and the Special Custody and Pledge Agreement and the transactions contemplated hereunder and thereunder will not violate any provision of Regulation T, Regulation U or Regulation X of the Board of Governors of the Federal Reserve System.

4.06 Financial Information. The statement of assets and liabilities of Client, as of November 30, 2010, and the related Statement of Operations on such date, reported on by KPMG LLP and set forth in the financial statements dated November 30, 2010, together with the notes and schedules thereto, presents fairly, in all material respects, in conformity with generally accepted accounting principles, the financial position of Client as of such date.

4.07 Litigation. There is no action, suit, proceeding or investigation of any kind pending against, or to the knowledge of Client, threatened against or affecting, Client before any court or arbitrator or any Authority which would reasonably be expected to have a Material Adverse Effect.

4.08 Taxes. The Client has timely filed all material United States federal income tax returns and all other material tax returns which are required to be filed by it, if any, and has paid all taxes due pursuant to such returns, if any, or pursuant to any assessment received by the Client, except for any taxes or assessments which are being contested in good faith or for which non-payment would not reasonably be expected to have a Material Adverse Effect.

4.09 Compliance. Client is in compliance with all Applicable Laws except where the necessity of compliance therewith is being contested in good faith or exemptive relief has been obtained therefrom and remains in effect or where noncompliance therewith would not be reasonably expected to have a Material Adverse Effect. Client is in compliance with all agreements and instruments to which it is a party or to which any of its properties may be bound, in each case where the violation thereof would be reasonably expected to have a Material Adverse Effect.

4.10 Full Disclosure. All information heretofore furnished by Client to the Pershing for purposes of or in connection with this Agreement or the Special Custody and Pledge Agreement or any transaction contemplated hereby or thereby is true and accurate in all material respects on the date as of which such information is stated or certified, and such information does not contain, when taken as a whole, on such date, any material misrepresentation or any omission to state therein, in light of the circumstances in which they were made, matters necessary to make the statements made therein not misleading in any material respect.

4.11 Title to Assets. Client has good and marketable title to all its material properties, assets and rights, except where failure to have such title would not reasonably be expected to have a Material Adverse Effect.

ARTICLE V

COVENANTS

Client agrees that, so long as the Pershing provides margin financing hereunder or any amount payable hereunder remains unpaid:

5.01 Information. Client will deliver to Pershing any financial statements or financial information available to the Client which has been reasonably requested by Pershing, within five Business Days following Client’s receipt of a request therefor from Pershing.

5.02 Payment of Obligations. Client will pay, at or before maturity, all of Client’s material obligations, including, without limitation, tax liabilities, except where the same may be contested in good faith or for which non-payment would not reasonably be expected to have a Material Adverse Effect.

5.03 Maintenance of Insurance. Client will maintain with financially sound and reputable insurance companies, policies with respect to its assets and property and business against at least such risks and contingencies as are customary in the case of registered closed-end investment companies.

5.04 Conduct of Business and Maintenance of Existence. Client will preserve and keep in full force and effect its existence as a Maryland corporation, except as permitted by Section 5.08. Client will preserve, renew and keep in full force and effect its rights, privileges and franchises necessary in the normal conduct of its business except where failure to do so would not be reasonably expected to have a Material Adverse Effect.

5.05 Compliance with Laws. Client will comply in all material respects with all Applicable Laws and requirements of any regulatory or governmental authority having jurisdiction over Client except where the necessity of compliance therewith is contested in good faith or exemptive relief has been obtained therefrom and remains in effect or where noncompliance therewith would not reasonably be expected to have a Material Adverse Effect. Client will file all material federal and other material tax returns required by all relevant jurisdictions on or before the due dates for such returns, and will pay all taxes due pursuant to such returns as and when they become due, except those that are being contested in good faith by the Client or for which non-payment would not reasonably be expected to have a Material Adverse Effect.

5.06 Books and Records. Client will keep proper books of record and account in which full, true and correct entries shall be made of all dealings and transactions in relation to its business and activities in accordance with Applicable Law.

5.07 Liens. The Client will not create, assume, incur or suffer to exist any lien on any of the Collateral except (a) liens of Pershing created or permitted by or pursuant to this Agreement or the Special Custody and Pledge Agreement and (b) any liens of Custodian created by or pursuant to the Custodian Contract, provided, however, that no lien under the Custodian Contract shall be permitted other than for customary fees and expenses.

5.08 Consolidations, Mergers and Sales of Assets. Client will not consolidate or merge with or into any other entity, nor will Client sell, lease or otherwise transfer, directly or indirectly, all or any substantial part of its assets to any other entity (in each case, whether in one transaction or a series of related transactions), except (a) a merger or consolidation where Client is the survivor and (b) Client may dispose of its assets in the ordinary course of business.

5.09 Use of Proceeds. Proceeds of margin financing may be used to buy, carry or trade in securities or an investment contract security and for any other purpose permitted by the investment objectives, strategies and policies of Client.

5.10 Collateral. Client will at all times place and maintain the Collateral in the custody of the Custodian subject to the provisions of the Special Custody and Pledge Agreement.

ARTICLE VI

DEFAULT

6.01	If any one or more of he following events (each, an “Event of Default”) shall occur and be continuing:

(a). Client fails to meet and pay any margin call when due; or

(b). Client fails to deliver any financial statements or financial information available to the Client which has been reasonably requested by Pershing and such failure shall continue unremedied for a period of five Business Days after Client’s receipt of notice thereof from Pershing; or

(c). Client fails to observe or perform any other covenant or agreement contained in this Agreement or the Special Custody and Pledge Agreement provided however, if Client’s failure to pay any amount on demand, as required by this Agreement, is due to a ministerial or operational error and client has made a good faith, verifiable effort to transmit payment, Client shall be granted twenty-four additional hours before default is declared; or

(d). Client becomes bankrupt, insolvent or subject to any voluntary or involuntary bankruptcy, reorganization, insolvency or similar proceeding; or

(e). any representation, warranty, certification or statement made (or deemed made) by Client in this Agreement or the Special Custody and Pledge Agreement or in any certificate, financial statement or other document delivered pursuant to this Agreement or the Special Custody and Pledge Agreement shall prove to have been incorrect in any material respect when made (or deemed made); or

(f). Pershing’s security interest under the Special Custody and Pledge Agreement is not or ceases to be a first priority perfected security interest (subject to liens permitted by Section 5.07) in the Collateral; or

(g). Legg Mason Partners Fund Advisor, LLC (the “Investment Manager”) is subject to a Change of Control. For purposes of this Section, “Change of Control” shall mean (i) the approval by the directors, shareholders or managers of Investment Manager of a merger or consolidation of Investment Manager with any other corporation or entity (other than an affiliate thereof), (ii) the approval by the directors, shareholders or managers of Investment Manager of a plan of complete liquidation of Investment Manager or an agreement for the sale or disposition by Investment Manager of all or substantially all of its assets (other than sales of assets in the ordinary course of business and dispositions of assets to an affiliate thereof), or (iii) a change in the composition of the board of directors or managers of Investment Manager, as a result of which fewer than a majority of the directors or managers are Incumbent Directors. “Incumbent Directors” shall mean directors or managers who either (A) are directors or managers of Investment Manager as of the date hereof, or (B) are elected, or nominated for election, to the board with the affirmative votes of at least a majority of those directors or managers whose election or nomination was not in connection with any transactions described in this Agreement or in connection with an actual or threatened proxy contest relating to the election of directors or managers of Investment Manager; or

(h). An allegation of fraud, misconduct, embezzlement, money laundering, insider trading, market manipulation abuse or other material illegality, breach of regulation or impropriety is made against Client, or any of its principals, executive officers or directors, that in the good faith and commercially reasonable business judgment of Pershing could reasonably be expected to present a risk of material damage to the reputation of Pershing;

then, and in every such event, Pershing may by notice to Client (i) terminate this Agreement and (ii) declare the loans hereunder (together with accrued and unpaid interest thereon) to be immediately due and payable.

6.02 Remedies. During the continuance of an Event of Default, Pershing may, upon notice to Client, and at such times and places as Pershing may reasonably determine, cancel, terminate, accelerate, liquidate and/or close-out any or all transactions and agreements hereunder between Client and Pershing, sell or otherwise transfer any securities or other property which Pershing may hold for Client or which has been pledged to Pershing by Client and apply the proceeds to the discharge of Client’s obligations, set-off, net and recoup any obligations to Client against any obligations to Pershing, exercise all rights and remedies of a secured creditor in respect of all collateral in which Pershing has a security interest under the UCC (whether or not the UCC is otherwise applicable in the relevant jurisdiction), cover any open positions of Client (by buying in or borrowing securities or otherwise) and take such other actions as Pershing reasonably deems appropriate. Client shall remain liable for any deficiency and shall promptly reimburse Pershing for any loss or expense incurred thereby, including losses sustained by reason of an inability to borrow any securities or other property sold for Client’s Account. Client agrees to promptly notify Pershing upon the occurrence of an Event of Default, but the failure to provide such notice shall not prejudice Pershing’s right to determine that an Event of Default has occurred.

ARTICLE VII

MISCELLANEOUS

7.01 Conflicts with Other Agreements. In the event of a conflict between any provision of this Agreement and the Special Custody and Pledge Agreement between the parties, this Agreement shall prevail.

7.02 Confidential Information. “Confidential Information” of a party shall mean all data and information submitted to the other party or obtained by the other party in connection with the transactions contemplated hereby, including information relating to a party’s customers (which includes, without limitation, Non-Public Personal Information as that term is defined in Securities and Exchange Commission Regulation S-P), technology, operations, facilities, consumer markets, products, capacities, systems, procedures, security practices, research, development, business affairs, ideas, concepts, innovations, inventions, designs, business methodologies, improvements, trade secrets, copyrightable subject matter and other proprietary information.

All Confidential Information relating to a party shall be held in confidence by the other party to the same extent and in at least the same manner as such party protects its own confidential or proprietary information. Neither party shall disclose, publish, release, transfer or otherwise make available Confidential Information of the other party in any form to, or for the use or benefit of, any person or entity without the other party’s prior written consent. Each party shall, however, be permitted to disclose relevant aspects of the other party’s Confidential Information to its officers, agents, subcontractors and employees to the extent such disclosure is reasonably necessary for the performance of its duties and obligations under this Agreement and such disclosure is not prohibited by Gramm-Leach-Bliley Act of 1999 (“GLBA”), which amends the Securities and Exchange Act of 1934, as it may be amended from time to time, the regulations promulgated by the Securities and Exchange Commission thereunder or other Applicable Law; provided, however, that such party shall take all reasonable measures to ensure that Confidential Information of the other party is not disclosed or duplicated in contravention of the provisions of this Agreement by such officers, agents, subcontractors and employees. The obligations in this Section shall not restrict any disclosure by either party pursuant to any Applicable Law, or by order of any court or government agency (provided that the disclosing party shall give prompt notice to the non-disclosing party of such order) and shall not apply with respect to information which (i) is developed by the other party without violating the disclosing party’s proprietary rights; (ii) is or becomes publicly known (other than through unauthorized disclosure); (iii) is disclosed by the owner of such information to a third party free of any obligation of confidentiality; (iv) is already known by such party without an obligation of confidentiality other than pursuant to this Agreement or any confidentiality agreements entered into between the parties before the effective date of this Agreement; or (v) is rightfully received by a party free of any obligation of confidentiality. If the GLBA, the regulations promulgated by the Securities and Exchange Commission thereunder or other Applicable Law now or hereafter in effect imposes a higher standard of confidentiality to the Confidential Information, such standard shall prevail over the provisions of this Section.

Client acknowledges that the services Pershing provides hereunder involve Client access to proprietary technology, trading and other systems, and that techniques, algorithms and processes contained in such systems constitute trade secrets and shall be safeguarded by Client, and that Client shall exercise reasonable care to protect Pershing’s interest in such trade secrets. Client agrees to make the proprietary nature of such systems known to those of its consultants, staff, agents or clients who may reasonably be expected to come into contact with such systems. Client agrees that any breach of this confidentiality provision may result in its being liable for damages as provided by law.

This Section shall survive the termination of this Agreement.

7.03 Governing Law. This Agreement is governed by and construed in accordance with the laws of the State of New York. Any dispute arising out of or relating to this Agreement shall be subject to the arbitration as specified below.

7.04 Limitation of Liability. Pershing shall have no consequential or punitive liability for any system or inputting errors that results in an incorrect determination of margin requirements hereunder other than to correct such error as soon as reasonably practicable; provided that the foregoing limitation of liability shall not apply in the case of Pershing’s gross negligence, bad faith or willful misconduct. For the avoidance of doubt, correcting such error includes refunding to Client any excess margin interest charged prior to such correction.

7.05 Amendments; Waivers. Any provision of this Agreement or the Special Custody and Pledge Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed by Client and Pershing.

7.06 Counterparts. This Agreement may be executed in facsimile counterparts, each of which will be deemed an original instrument and all of which together will constitute one and the same agreement.

7.07 Use of Name. Client and Pershing agree not to use the other party’s name for any purpose without the other party’s prior written consent, including, but not limited to, in any advertisement, publication or offering material; provided, however, that Pershing consents to Client’s stating in its offering documents that Pershing is providing margin financing so long as such statement is factually accurate at the time the statement is made and it is made clear in such disclosure that Pershing has no responsibility for the preparation and accuracy of such offering documents.

7.08 Notices. Written communications and notices hereunder shall be sent by electronic mail, facsimile transmission, regular mail, overnight delivery, or hand delivered as required herein or by any other means agreed to by the parties;, in any such case addressed:

(a)	if to Client, to:	ClearBridge Energy MLP Fund Inc.
c/o Legg Mason, Inc.
620 Eighth Avenue, 49th Floor
New York, NY 10018
Attention: William Renahan
Fax No: 877-298-1171
Phone No: 212-805-6024
E-mail: wrenahan@leggmason.com

(b)	if to Pershing, to:	Pershing LLC
1 Pershing Plaza
Jersey City, NJ. 07399
Attention: Peter Murphy
Fax No.: 201-395-1299
Phone No.: 201-413-2637
E-Mail: pemurphy@pershing.com

Each such notice, request, consent or other communication shall be effective (i) if given by facsimile, transmission, when such facsimile is transmitted to the facsimile number specified in this Section and the appropriate confirmation is received, (b) if given by mail, 72 hours after such communication is deposited in the mails with first class postage prepaid, addressed as aforesaid or (c) if given by overnight delivery, hand delivery, electronic mail or any other means, when delivered at the address specified in this Section. For the avoidance of doubt, e-mail notice and facsimile transmission (for example, notice of a margin call) is effective upon transmission to the relevant address above. In the event of the failure of these communications, actual telephone notice shall suffice.

7.09 Arbitration. This Agreement contains a predispute arbitration clause. By signing an arbitration agreement, the parties agree as follows:

(a) All parties to this Agreement are giving up the right to sue each other in court, including the right to a trial by jury, except as provided by the rules of the arbitration forum in which a claim is filed.

(b) Arbitration awards are generally final and binding; a party’s ability to have a court reverse or modify an arbitration award is very limited.

(c) The ability of the parties to obtain documents, witness statements and other discovery is generally more limited in arbitration than in court proceedings.

(d) The arbitrators do not have to explain the reason(s) for their award.

(e) The panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry, unless Client is a member of the organization sponsoring the arbitration facility, in which case all arbitrators may be affiliated with the securities industry.

(f) The rules of some arbitration forums may impose time limits for bringing a claim in arbitration. In some cases, a claim that is ineligible for arbitration may be brought in court.

(g) The rules of the arbitration forum in which the claim is filed, and any amendments thereto, shall be incorporated into this Agreement.

Any controversy between Pershing (and any of Pershing’s affiliates also involved in such controversy) or any of its or their partners, officers, managing directors, directors or employees on the one hand, and Client or Client’s agents on the other hand, arising out of or relating to this Agreement, the transactions contemplated hereby or the accounts established hereunder, shall be settled by arbitration. The arbitration will be conducted before The Financial Industry Regulatory Authority Dispute Resolution (“FINRA-DR”). If FINRA-DR should decline to hear the matter, before the American Arbitration Association, in accordance with their arbitration rules then in force. The award of the arbitrator shall be final, and judgment upon the award rendered may be entered in any court, state or federal, having jurisdiction.

No person shall bring a putative or certified class action to arbitration nor seek to enforce any pro-dispute arbitration agreement against any person who has initiated in court a putative class action or who is a member of a putative class who has not opted out of the class with respect to any claims encompassed by the putative class action until: (i) the class certification is denied; (ii) the class is decertified; or (iii) Client is excluded from the class by the court.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

CLEARBRIDGE ENERGY MLP FUND INC.

By:
Name:
Title:

PERSHING LLC

By:
Name:
Title:

APPENDIX A

Interest Rate: At the Client’s option:

Option A- Daily floating interest rate calculation. The daily 30 day LIBOR rate plus 65 basis points multiplied by the daily margin debit balance.

Option B – Thirty day term arrangement. The 30 day LIBOR rate fixed on the date of the term arrangement plus 75 basis points multiplied by the average margin debit balance for the thirty day term period.

Option C – 60, 90, or 120 day term arrangements. The 60, 90, or 120 day LIBOR rate fixed on the date of the term arrangement plus 75 basis points for margin debit term periods of 60, 90, or 120 days, respectively. If the Client shall choose this Option C, the amount of the margin debit and the rate will be set on the date that the term arrangement is set. The margin debit will remain at or above the term arrangement level for the duration of the term; provided, however, that the margin debit will be reduced if a reduction is required to comply with the provisions of the Investment Company Act of 1940, as amended. In connection with the reduction of the margin debit pursuant to the above proviso, Client shall pay Pershing an amount equal to the amount of any direct breakage costs and reasonable expenses that Pershing may sustain as a result of such reduction.

Notwithstanding the above, if the aggregate margin debit outstanding exceeds $300,000,000, then the interest rate applicable to such excess shall be the rate applicable to the option selected plus 50 basis points.

Any margin debit in excess of the term arrangement(s) will be calculated as per Option A. During the five Business Days immediately preceding the expiration of the then effective margin debit term period, the Client may select a new margin debit term period to become effective on the Business Day immediately following such expiration and, if such selection is not made during such five Business Day period, the Client shall be deemed to have selected Option A.

Margin Release:	Master Limited Partnerships	40%
	US investment grade bonds	75%
	Non-US investment grade bonds	50%
	High yield bonds	40%
	U.S. Exchange Listed Common stock
	At or Above $5	50%
	U.S. Exchange Listed Preferred stock
	At or Above $5	50%

	Margin release for all other asset classes or other collateral to be determined on a case by case basis.

Maximum Margin Release:	In no event under this Agreement shall the marginable amount of high yield bonds exceed 20% of the total value of all assets held in the special custody account.

Margin Eligibility:	Securities eligible for margin shall be those defined under Regulation T of the Federal Reserve Board and FINRA Rule 4210, provided however that, margin shall not be extended against any security position not capable, in Pershing’s commercially reasonable discretion (the reasonableness of any determination by Pershing shall, in part, be based upon any information supplied to Pershing by Investment Manager), of being liquidated measured against 2 trading days; or any 144A security restricted from sale within 30 days.

For positions held in US currency, the above margin release and margin eligibility rules apply. For non-US securities, the parties shall negotiate in good faith to determine marginability and release levels.

Diversification:	The Margin Requirements specified above shall remain in effect provided the Special Custody Account maintains a diversified group of securities wherein the securities of any single issuer do not account for more than 10% of the gross market value of all securities pledged in the Special Custody Account.

Maximum Debit:	Client will not exceed the margin debit limit of US $375 million without the mutual agreement of both parties.

Fees and Charges:	There are no other fees or charges currently contemplated in connection with this Agreement other than interest. To the extent any fees and/or charges arise, the parties agree to negotiate in good faith to determine such fees and/or charges. To the extent fees or charges may arise in connection with services not provided under this Agreement, such fees and charges will be covered under an agreement related to those services.